UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Registered Direct Offering

On July 17, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 1,395,151 ordinary shares (“Shares”), par value $0.018 per share, of the Company for gross proceeds of approximately $2.3 million (the “Offering”).

The Company agreed in the Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 19, 2023.

The Company entered into a placement agency agreement dated July 17, 2023 (the “Letter Agreement”) with Spartan Capital Securities, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $55,000.

Copies of the form of the Purchase Agreement and the Letter Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

This Offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-267617), including a base prospectus, which was filed with the Securities and Exchange Commission (the “SEC”) and declared effective on December 4, 2022. The prospectus supplement, including the amended and restated prospectus supplement, and the accompanying base prospectus relating to the Offering were filed with the SEC on July 19, 2023.

On July 17, 2023 and July 20, 2023, the Company issued a press release announcing the pricing and the closing of the Offering, respectively. Copies of the pricing and closing press releases are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP dated July 19, 2023
99.1	Form of Securities Purchase Agreement among Jiuzi Holidngs Inc. and the Purchasers signatory thereto, dated July 17, 2023
99.2	Placement Agency Agreement between Jiuzi Holdings Inc. and Spartan Capital Securities, LLC, dated July 17, 2023
99.3	Press Release dated July 17, 2023
99.4	Press Release dated July 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: July 20, 2023	By:	/s/ Tao Li
Tao Li Chief Executive Officer

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